TIME SENSITIVE Deadlines noted on reverse.	PROXY SOLICITED BY MANAGEMENT Annual Meeting of Shareholders on May 13, 2014

The undersigned holder of Common Shares (the “Shareholder”) of Encana Corporation (“Encana”) HEREBY APPOINTS Clayton H. Woitas, Chairman of the Board, or failing him Douglas J. Suttles, President & Chief Executive Officer, or instead of either of the foregoing,                                                                                                   as proxyholder, for and in the name of the undersigned, with full power of substitution, to attend, vote and act on behalf of the undersigned at the Annual Meeting of Shareholders of Encana to be held on May 13, 2014 (the “Meeting”) at 10:00 a.m. (MT) for holders of record on March 14, 2014, and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any continuation thereof.

A Shareholder entitled to vote at the Meeting may use a designate listed above or may appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting (the “Proxyholder”). To exercise this right, the name of the Shareholder’s Proxyholder should be legibly printed in the space provided above.

Without limiting the general powers conferred, the undersigned directs the Proxyholder to vote the Encana Common Shares represented by this form of proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS: ☐ VOTE FOR all nominees (or designate your vote for individual nominees below)

	FOR	WITHHOLD		FOR	WITHHOLD

01 Peter A. Dea	☐	☐	06 Brian G. Shaw	☐	☐

02 Claire S. Farley	☐	☐	07 Douglas J. Suttles	☐	☐

03 Fred J. Fowler	☐	☐	08 Bruce G. Waterman	☐	☐

04 Suzanne P. Nimocks	☐	☐	09 Clayton H. Woitas	☐	☐

05 Jane L. Peverett	☐	☐

2.	APPOINTMENT OF AUDITOR – PRICEWATERHOUSECOOPERS LLP at a remuneration to be fixed by the Board of Directors	☐	Vote For	☐	Withhold Vote

3.	ADVISORY VOTE APPROVING THE CORPORATION’S APPROACH TO EXECUTIVE COMPENSATION	☐	Vote For	☐	Vote Against

4.	CONFIRMATION OF AMENDMENTS TO THE CORPORATION’S BY-LAW NO.1	☐	Vote For	☐	Vote Against

All of the above are described in the accompanying Information Circular.

If no choice is specified for any of the above matters and another individual is not designated as a Proxyholder, then Clayton H. Woitas or, failing him, Douglas J. Suttles will vote FOR items 1, 2, 3 and 4.

The undersigned revokes any proxies previously given to vote the Encana Common Shares covered by this form of proxy.

DATED              this day of                         , 2014.

(If no date is shown, this form of proxy is deemed to have been dated the day on which Encana mailed it to the Shareholder.)

Please print the name of the Shareholder	Signature of the Shareholder or duly authorized person

If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournments thereof, this form of proxy confers discretionary authority upon the Proxyholder to vote on such amendments, variations or other matters as the Proxyholder sees fit. At the date of the Notice of Meeting, the management of Encana knows of no such amendments, variations or other matters to come before the Meeting.

See other side for voting options AND other important information.

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY MAY 9, 2014 (10:00 A.M. MT)

Please date this form of proxy and sign exactly as the name appears in Box 1 below. If the Encana Common Shares are held jointly, any one of the joint owners may sign. Where the Shareholder is a body corporate or an association, the form of proxy must be executed by a duly authorized officer or by an authorized attorney. When signing as executor, administrator, guardian, trustee or attorney, please give full title as such. A notarially certified copy of the letters probate, letters of administration, power of attorney, or other authority under which this form of proxy is signed must be deposited with this form of proxy.

To be treated as valid, this form of proxy must be completed and received by CST Trust Company (“CST”) no later than 10:00 a.m. (MT) on May 9, 2014 via the pre-paid business reply envelope provided, or otherwise delivered to CST Trust Company, 600 The Dome Tower, 333—7 Avenue SW, Calgary, Alberta T2P 2Z1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

OR	VOTE BY PHONE: DEADLINE – MAY 9, 2014 (10:00 A.M. MT)

To vote by phone (English or French) call toll-free 1-888-489-7352. Have this form of proxy available when you call and follow the instructions. Your 13-digit Control Number is located in Box 2 below.

OR	VOTE BY FAX: DEADLINE – MAY 9, 2014 (10:00 A.M. MT)

To vote by fax, transmit this form of proxy to 1-866-781-3111 (toll free inside North America) or 1-416-368-2502 (outside North America). When faxing, you MUST SEND IN BOTH SIDES of this form of proxy as your shareholder account information is needed to process your vote.

OR	VOTE BY INTERNET: DEADLINE – MAY 9, 2014 (10:00 A.M. MT)

To vote by internet (English or French) transmit your voting instructions via www.cstvotemyproxy.com and have this form of proxy available. You will be prompted to enter your 13-digit Control Number which is located in Box 2 below. You may also appoint Proxyholder by following the instructions provided on the website.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ENCANA FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 13, 2014. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.

Box 1		Box 2

Control Number
If you have any questions, please call CST Trust Company toll free at 1-866-580-7145 inside North America or at 1-416-682-3863 outside North America